                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  001-13403

CUSIP NUMBER:  027070101

(Check One)_Form 10-K _Form 20-F _Form 11-K |X|Form 10-Q _Form 10-D _Form N-SAR
           _Form N-CSR

For Period Ended:  March 28, 2008

[ ] Transition Report on Form 10-K       [ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K       [ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

PART I--REGISTRANT INFORMATION

American Italian Pasta Company

________________________________________
Full Name of Registrant

Not Applicable
________________________________________
Former Name if Applicable

4100 N. Mulberry Drive, Suite 200
________________________________________
Address of Principal Executive Office (Street and Number)

Kansas City, Missouri  64116
________________________________________
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The  reason  described  in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|_|  (b) The subject annual report,  semi-annual  report,  transition  report on
     Form 10-K,  Form  20-F,  Form 11-K,  Form N-SAR or Form  N-CSR,  or portion thereof,  will be filed on or before the  fifteenth  calendar day following the  prescribed  due date;  or the subject  quarterly  report or transition report on Form  10-Q,  or  subject  distribution  report on Form  10-D,  or portion  thereof,  will be  filed  on or  before  the  fifth  calendar  day following the prescribed due date; and

     (c) The accountant's  statement or other exhibit required by Rule 12b-25(c)
     has been attached if applicable.

PART III--NARRATIVE

State below in reasonable  detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR,
N-CSR, or the transition  report or portion  thereof,  could not be filed within the prescribed time period.

The  Quarterly  Report on Form  10-Q of  American  Italian  Pasta  Company  (the
"Company")  for the quarter  ended March 28,  2008,  could not be filed with the
Securities  and  Exchange   Commission  on  a  timely  basis  in  light  of  the
circumstances described below.

As previously announced, the Audit Committee of the Board of Directors commenced an internal  investigation into certain accounting and related matters regarding the Company's  financial  statements.  The Audit Committee retained  independent legal  counsel to assist with the  investigation.  Independent  counsel  engaged independent forensic  accountants to assist in the review and analysis.  Counsel to the Audit  Committee  has now completed its review and provided its report to the Audit Committee, thereby completing the Audit Committee investigation.

The Company has completed  its internal  preparation  of its restated  financial statements  for its 2004 fiscal year and  earlier  periods and of its  financial statements  and annual  report on Form 10-K for its fiscal year ended  September
30, 2005 and its fiscal year ended September 29, 2006. The Company has delivered these  financial  statements and annual reports on Form 10-K to its  independent registered public accounting firm, Ernst & Young, for completion of their review and audit.  The Company  cannot  predict  when that review will be  completed in order to allow the Company to file its delinquent reports on Forms 10-Q and 10-K and to become current in its periodic reporting requirements with the SEC.

The completion and the filing of audited financial statements and annual reports on Form 10-K for fiscal 2005,  2006 and 2007 are subject to a number of factors, including  regulatory matters

and the review and  continued  analysis of issues by the  Company's  independent registered public accounting firm.

The Company's Quarterly Report on Form 10-Q for the quarter year ended March 28,
2008 cannot be completed and filed until the Company is current in its other SEC filings.  The Company will file this Form 10-Q as soon as  practicable  but will not do so  within  the five day  extension  period  provided  for under SEC Rule
12b-25.

PART IV--OTHER INFORMATION

(1)  Name and  telephone  number  of person  to  contact  in regard to this notification

Paul R. Geist                                (816) 584-5611
__________________________________           ___________________________________
(Name)                                       (Area Code) (Telephone Number)

(2)  Have all other periodic  reports  required under Section 13 or 15(d) of the
Securities  Exchange Act of 1934 or Section 30 of the Investment  Company Act of
1940  during  the  preceding  12  months  or for such  shorter  period  that the registrant  was  required to file such  report(s)  been filed?  If answer is no,
identify report(s). _Yes |X|No

        Quarterly Report on Form 10-Q for the quarter ended July 1, 2005

        Annual Report on Form 10-K for the year ended September 30, 2005

      Quarterly Report on Form 10-Q for the quarter ended December 30, 2005

       Quarterly Report on Form 10-Q for the quarter ended March 31, 2006

        Quarterly Report on Form 10-Q for the quarter ended June 30, 2006

        Annual Report on Form 10-K for the year ended September 29, 2006

      Quarterly Report on Form 10-Q for the quarter ended December 29, 2006

       Quarterly Report on Form 10-Q for the quarter ended March 30, 2007

        Quarterly Report on Form 10-Q for the quarter ended June 29, 2007

        Annual Report on Form 10-K for the year ended September 28, 2007

      Quarterly Report on Form 10-Q for the quarter ended December 28, 2007

(3)  Is it anticipated that any significant change in results of operations from the  corresponding  period for the last  fiscal  year will be  reflected  by the earnings  statements  to be included in the subject  report or portion  thereof?
|X|Yes _No

If so, attach an explanation of the  anticipated  change,  both  narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As a result of the pending  restatement,  the Registrant's results of operations from the corresponding periods of the prior fiscal year will change. Because the restatement  process is not yet complete and is subject to audit, the Registrant cannot  determine  if a  significant  change in results of  operations  from the corresponding  periods of the prior fiscal year will be reported or quantify the extent of any such change at this time.

                         American Italian Pasta Company
                  ___________________________________________

                  (Name of Registrant as Specified in Charter)

has  caused  this  notification  to be signed on its  behalf by the  undersigned hereunto duly authorized.

Date:  May 8, 2008                     By:     /s/ Paul R. Geist
                                          --------------------------------------
                                          Name: Paul R. Geist
                                          Title: Chief Financial Officer

                                       4